SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of July, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	UNIBANCO HOLDINGS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

COMPANY ANNOUNCEMENT

PAYMENT OF INTEREST ON CAPITAL STOCK

The Boards of Directors of UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. ("Unibanco") and of UNIBANCO HOLDINGS S.A. ("Unibanco Holdings") approved, on the present date, as proposed by the respective Boards of Officers on July 13, 2004, the payment of interest on the capital stock, in the total gross amounts of R$ 240,008,589.46 and of R$ 118,747,383.21, respectively, to be made from August 2, 2004 on, to be considered as part of the mandatory dividends related to the fiscal year of 2004.

Pursuant to the approved proposals, Unibanco's and Unibanco Holdings' shareholders shall be entitled to receive interest on the capital stock in the gross and net amounts set forth below. Such amounts correspond to lots of 1.000 shares or 1.000 Share Deposit Certificates ("Units")*, as the case may be, except for the "Global Depositary Shares" ("GDSs")**, which amounts refer to one GDS. An income tax rate of fifteen percent (15%) will be withheld from such gross amounts, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNITS	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE:UBB
Gross Value	1.6562	1.8218	1.4483	1.4483	3.2701	1.6351
Net Value	1.4078	1.5485	1.2311	1.2311	2.7796	1.3898
(*)	Each UNIT represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**)	Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 500 Units.

The payment of the due amounts, pursuant to the table above, shall be made according to the procedures and places set forth below:

1. GDSs' holders:
The payment shall be made directly to the foreign depositary bank - Bank of New York - which will forward it to the entitled shareholders.

2. Other shareholders:

2.1. Shareholders who are Unibanco's account holders:
The payment shall be made by means of credit in the respective bank accounts.

2.2. Shareholders who hold bank accounts in other banks, who have already provided to Unibanco, the bank, branch and bank account numbers:
The payment shall be made by means of eletronic transfer (DOC/ TED), according to the respective amounts.

2.3. Shareholders whose shares are deposited in Stock Exhanges' custody:
The payment will be made directly to the Stock Exchanges, which shall forward such amounts to the entitled shareholders, by means of the depositary brokers.

2.4. Shareholders for whom the above mentioned situations are not applicable:
The payment shall be made in any Unibanco's branch at their convenience.

2.5. Shareholders who hold bearer share certificates which still have not been converted to the book-entry system:
The payment will be made upon delivery of the respective certificates for mandatory conversion.

2.5.1. Assistance to the conversion will be provided by our Shareholders Assistance department in the addresses set forth below, where relevant shareholders shall attend and present the respective certificates.
São Paulo - SP: Rua da Quitanda, 157 - 4th floor
Rio de Janeiro - RJ: Rua Sete de Setembro, 111 mezzanine.

2.5.2. For all other locations, such assistance shall be made at Unibanco's branches.

Unibanco's and Unibanco Holdings' shares and Units will be traded in the Brazilian market without the right to receive payment of interest on capital stock (ex-interest on capital stock) from July 26, 2004 on.

Today, July 23, 2004, is the "Record Date" for the purpose of determining the holders of GDS who will be entitled to receive the proposed payment.

São Paulo, July 23, 2004

Unibanco - União de Bancos Brasileiros S.A.	Unibanco Holdings S.A.
José Lucas Ferreira de Melo	Geraldo Travaglia Filho
Investor Relations Officer	Investor Relations Officer

Please note that the original Company Announcement is in Portuguese. In case of doubt the Portuguese version prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 26, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.